UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Catalyst Partners Acquisition Corp.
(Name of Issuer)

Class A ordinary shares
(Title of Class of Securities)

G19550105
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons CAT Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons General Catalyst Group Alignment Fund I, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons General Catalyst Partners Alignment Fund I GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons General Catalyst Alignment Fund I UGP, L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Joel E. Cutler
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons David P. Fialkow
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

Catalyst Partners Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 20 University Road, 4th Floor Cambridge, MA 02138
Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1.       CAT Sponsor LLC

2.       General Catalyst Group Alignment Fund I, L.P.

3.       General Catalyst Partners Alignment Fund I GP, L.P.

4.       General Catalyst Alignment Fund I UGP, L.L.C.

5.       Joel E. Cutler

6.       Daivd P. Fialkow

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

20 University Road, 4th Floor Cambridge, MA 02138
Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares

Item 2(e).	CUSIP Number:

G19550105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)          Amount beneficially owned:

See response to Item 9 on each cover page.

(b)          Percent of Class:

See response to Item 11 on each cover page.

(c)           Number of shares as to which the Reporting Person has:

(i)           Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)          Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)        Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)         Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Each of the amounts and percentages reflected on the cover pages hereto give effect to the Issuer’s delisting and deregistration.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Upon effectiveness of the Issuer’s delisting and deregistration, the Reporting Persons will cease to have reporting obligations with respect to any equity securities of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

CAT Sponsor LLC

By:	/s/ Chris McCain
Name:	Chris McCain
Title:	Chief Legal Officer

General Catalyst Group Alignment Fund I, L.P.

By: General Catalyst Partners Alignment Fund I, GP, L.P., its general partner
By: General Catalyst Alignment Fund I UGP, L.L.C., its general partner

By:	/s/ Chris McCain
Name:	Chris McCain
Title:	Chief Legal Officer

General Catalyst Partners Alignment Fund I, GP, L.P.

By: General Catalyst Alignment Fund I UGP, L.L.C., its general partner

By:	/s/ Chris McCain
Name:	Chris McCain
Title:	Chief Legal Officer

General Catalyst Alignment Fund I UGP, L.L.C.

By:	/s/ Chris McCain
Name:	Chris McCain
Title:	Chief Legal Officer

Joel E. Cutler

By:	/s/ Chris McCain
Name:	Chris McCain
Title:	Attorney-in-Fact

David P. Fialkow

By:	/s/ Chris McCain
Name:	Chris McCain
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of February 14, 2022 by and among CAT Sponsor LLC, General Catalyst Group Alignment Fund I, L.P., General Catalyst Partners Alignment Fund I GP, L.P., General Catalyst Alignment Fund I UGP, L.L.C., Joel E. Cutler and David P. Fialkow.